Silicon Laboratories Inc.

400 West Cesar Chavez

Austin, TX 78701

August 19, 2016

Via EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4628

100 F Street, N.E.

Washington, DC  20549-4628

Re:                             Silicon Laboratories Inc.

Form 10-K for the Fiscal Year Ended January 2, 2016

SEC File No. 0-29823

Dear Ladies and Gentlemen:

This letter provides the response of Silicon Laboratories Inc. (the “Company”) to the comments in your letter dated August 8, 2016. For your convenience, we have restated your comments in full in italics and have included our response below your comments.

General

1.             Product brochures available on your website indicate that certain of your modems include chipsets that meet register settings required for use in countries including Syria. A modem designer’s guide available on your website includes Syria in the country initialization table for other of your modems. Your website also provides information about distributors in Africa. Syria and Sudan, a country located in Africa, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. For instance, in the 10-K you identify ZTE, Huawei, Samsung and LG Electronics as key customers. Each of these companies has reported contacts with Syria and Sudan. You should describe any products, components, technology or services you have provided, directly or indirectly to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Company believes it complies with all applicable U.S. economic sanctions and export controls, including those regarding countries identified as state sponsors of terrorism by the U.S. Department of State. The Company has no known past, current, or anticipated contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. To the Company’s knowledge, it does not provide, directly or indirectly, any products, components, technology or services to Syria or Sudan, and has not had any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The terms of our contracts and agreements with distributors and customers, including ZTE, Huawei, Samsung, LG Electronics and our African distributors, governing the distribution, resale and license of our technology, obligate such distributors and customers to comply with all applicable U.S. economic sanctions and export controls.

References to Syria in the Company’s product brochures and modem designer’s guide available on its website have been removed.

2.             Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

As noted in the Company’s response to Comment #1 above, the Company has no known past, current, or anticipated contacts with Syria or Sudan. Accordingly, the Company has no quantitative amounts or qualitative factors to provide and has no reason to believe there is any material investment risk for its security holders related to Company contacts with Syria or Sudan.  Additionally, the Company does not anticipate any associated investor divestment or similar initiatives that would have a material impact on its reputation or share value.

3.             Please tell us whether any contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

As noted in the Company’s response to Comment #1 above, the Company has no known past, current, or anticipated contacts with Syria or Sudan. Accordingly, there are no contacts with these countries pertaining to dual use products or components.

4.             ZTE has been the subject of news reports about the Commerce Department’s recent addition of ZTE to its Entity List and Unverified List because of alleged violations of export controls relating to Iran, Syria and Sudan. Please address for us the potential for reputational harm as a result of your relationship with ZTE.

The Company has disclosed its relationship with ZTE as a major customer through its periodic filings with the SEC, beginning with its 2011 Form 10-K filing. To date, the Company has received no comments, concerns or any other indication from stakeholders or any other party that its relationship with ZTE has harmed the Company’s reputation. The Company believes there is not a material risk of reputational harm as a result of its relationship with ZTE.

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The Company acknowledges that:

•                 The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact our General Counsel, Néstor F. Ho, at (512) 464-9295.

Very truly yours,

/s/ John C. Hollister

John C. Hollister
Chief Financial Officer

cc:                                Amanda Ravitz

Assistant Director, Division of Corporation Finance

Philip Russell

DLA Piper LLP (US)